UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Altisource Asset Management Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)

02153X108
(CUSIP Number)

William C. Erbey
P.O. Box 25437
Christiansted, United States Virgin Islands 00824
(340) 692-1055
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 16, 2015(1)
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)         This constitutes a late filing due to administrative oversight on the part of the reporting persons.

CUSIP No. 02153X108	Schedule 13D	Page 2 of 11

1.	Names of Reporting Persons

William C. Erbey
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

52,589(1) (See Items 4 and 5)
	8.	Shared Voting Power

752,331(2) (See Items 4 and 5)
	9.	Sole Dispositive Power

52,589(1) (See Items 4 and 5)
	10.	Shared Dispositive Power

752,331(2) (See Items 4 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

752,331 (See Items 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

32.4%* (See Items 4 and 5)
14.	Type of Reporting Person (See Instructions)

IN
____________
(1) (2)
Includes 52,589 unvested shares of restricted stock.

Includes (i) 37 shares of common stock held directly; (ii) 613,952 shares of common stock held by Salt Pond Holdings, LLC, a United States Virgin Islands limited liability company (“Salt Pond”) of which the members are Mr. Erbey, his spouse, E. Elaine Erbey, and Erbey Holding Corporation, a Delaware corporation wholly owned by Mr. Erbey; (iii) options to acquire 85,753 shares of Common Stock, which were exercisable on or within 60 days after January 16, 2015 and (iv) 9,961 restricted shares of common stock that vest within 60 days of April 22, 2014.  Mr. Erbey, Ms. Erbey, FF Plaza, Delaware Permanent and Erbey Holding each may be deemed to beneficially own the 613,942 shares of common stock held by Salt Pond.

CUSIP No. 02153X108	Schedule 13D	Page 3 of 11

1.	Names of Reporting Persons

E. Elaine Erbey
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

613,952(3) (See Items 4 and 5)
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

613,952(3) (See Items 4 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

613,952 (See Items 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

28.03%* (See Items 4 and 5)
14.	Type of Reporting Person (See Instructions)

IN
__________
(3)    Includes 613,952 shares of common stock held by Salt Pond Holdings.

CUSIP No. 02153X108	Schedule 13D	Page 4 of 11

1.	Names of Reporting Persons

Salt Pond Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

United States Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

613,952(4) (See Items 4 and 5)
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

613,952(4) (See Items 4 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

613,952 (See Items 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

28.3%* (See Items 4 and 5)
14.	Type of Reporting Person (See Instructions)

OO
___________
(4)   Shares held directly by Salt Pond Holdings, LLC.

CUSIP No. 02153X108	Schedule 13D	Page 5 of 11

1.	Names of Reporting Persons

Erbey Holding Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

613,952(7) (See Items 4 and 5)
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

613,952(7) (See Items 4 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

613,952 (See Items 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

28.03%* (See Items 4 and 5)
14.	Type of Reporting Person (See Instructions)

CO
____________
(7)	Includes 613,952 shares held by Salt Pond.

*	The ownership percentage for each Reporting Person, as defined below, is based upon 2,189,875 shares outstanding as of October 31, 2014.

CUSIP No. 02153X108	Schedule 13D	Page 6 of 11

This Amendment No. 1 amends and supplements the Schedule 13D, filed by William C. Erbey (the “Principal Reporting Person”), his spouse E. Elaine Erbey, FF Plaza, Delaware Permanent, Salt Pond and Erbey Holding (each, a “Reporting Person”, and together, the “Reporting Persons”) with the Securities and Exchange Commission on January 8, 2013.  The Principal Reporting Person beneficially owns all of the shares of the Issuer beneficially owned by all of the Reporting Persons. Since the filing of the Schedule 13D on January 8, 2013, FF Plaza transferred its shares of the Issuer to Salt Pond, at which both FF Plaza and Delaware Permanent ceased to beneficially own securities of the Issuer.  FF Plaza and Delaware Permanent have since been dissolved.  The dissolution of FF Plaza and Delaware Permanent did not change the Principal Reporting Person’s beneficial ownership of shares of the Issuer.

Item 1.	Security and Issuer.

The securities to which this Schedule 13D relates are the shares of common stock, par value $0.01 per share (“Common Stock”), of Altisource Asset Management Corporation, a company organized under the laws of the United States Virgin Islands (the “Issuer”).  The principal executive offices of the Issuer are 402 Strand St., Frederiksted, United States Virgin Islands 00840-3531.

Item 2.	Identity and Background.

Item 2 is amended and restated in its entirety as follows:

(a)    This Schedule 13D is filed jointly by the Reporting Persons. The members of Salt Pond are Mr. and Mrs. Erbey and Erbey Holding.  Erbey Holding is wholly-owed by Mr. Erbey.

(b)   Mr. and Mrs. Erbey’s business address is P.O. Box 25437, Christiansted, United States Virgin Islands 00824.  The principal office of Salt Pond, a United States Virgin Islands limited liability company, is P.O. Box 25437, Christiansted, United States Virgin Islands 00824.  The principal office of Erbey Holding, a Delaware corporation, is P.O. Box 25437, Christiansted, VI 00824.

(c)    As announced on December 22, 2014, Mr. Erbey stepped down from his position as a director and Chairman of the Board of Directors of the Issuer effective January 16, 2015 pursuant to a consent order between Ocwen Financial Corporation (“Ocwen”) and the New York State Department of Financial Services (the “Consent Order”).  Mr. Erbey also stepped down as an officer and director of Ocwen and from the boards of Ocwen’s related companies at that time.  Mrs. Erbey is Chief Financial Officer of Salt Pond.  Erbey Holding is a holding company for the investment of securities.  Salt Pond is a service business providing merchant banking services and family office services, which encompass trading in stocks or securities and possibly financing operations for businesses.

(d)    None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 02153X108	Schedule 13D	Page 7 of 11

(e)           None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)           Mr. and Mrs. Erbey are United States citizens.

Item 4.	Purpose of Transaction.

Item 4 is amended and restated in its entirety as follows:

On December 21, 2012 (the “Separation Date”), the Issuer became a stand-alone public company in connection with the Separation.  On the Separation Date, Altisource distributed all of the Issuer’s Common Stock to Altisource’s shareholders.  Altisource’s shareholders received one share of Issuer Common Stock for every ten shares of Altisource common stock held as of December 17, 2012.  The Issuer granted the Common Stock and stock options to the Reporting Persons in connection with the Separation.

A copy of the Separation Agreement, dated December 21, 2012, by and between Altisource and the Issuer, is filed as Exhibit 2.1 to the Issuer’s Form 8-K filed December 28, 2012, and is incorporated herein by reference.

Subject to the terms of the Consent Order, the Principal Reporting Person intends to review continuously his investment in the Issuer, the Issuer’s business affairs, capital needs and general industry and economic conditions, and, based on such review, the Principal Reporting Person may, from time to time, increase or decrease his ownership of Common Stock, pledge or lend Common Stock, propose, engage in or approve an extraordinary corporate transaction with regard to the Issuer or propose, engage in or approve any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

(a)           The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D and the information set forth in Item 3 are hereby incorporated by reference in this Item 5.

For purposes of this Schedule 13D, the ownership percentage for each Reporting Person is based upon 2,189,875 shares of Common Stock outstanding as of October 31, 2014.

(b)           In addition, the Common Stock deemed beneficially owned by each of the Reporting Persons with respect to which such person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page of this Schedule 13D relating to such person.

(c)           Transactions within past 60 days of January 16, 2015:

CUSIP No. 02153X108	Schedule 13D	Page 8 of 11

Date	Reporting Person	Transaction	Number of Shares	Price per Share
1/12/2015	William C. Erbey	Stock Option Exercise	1,595	$0.66
1/12/2015	William C. Erbey	Receipt of Common Stock upon Stock Option Exercise	1,595	$0.66
1/12/2015	William C. Erbey	Disposition of Common Stock to Salt Pond Holdings, LLC	3,287	$10.00
1/12/2015	Salt Pond Holdings, LLC	Acquisition of Common Stock from William C. Erbey	3,287	$10.00
1/14/2015	William C. Erbey	Disposition of Common Stock to Salt Pond Holdings, LLC	1,595	$10.00
1/14/2015	Salt Pond Holdings, LLC	Acquisition of Common Stock from William C. Erbey	1,595	$10.00

(d)           Not applicable.

(e)           In January 2013, the Common Stock owned by FF Plaza was transferred to Salt Pond.  FF Plaza and its parent entity, Delaware Permanent, ceased to be the beneficial owner of Common Stock at this time and have subsequently been dissolved.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Item 4 above is incorporated herein by reference.

Except as described above, no contracts, arrangements, understandings, or relationships (legal or otherwise) exist between any Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.  Except as described above, none of the Reporting Persons is a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description
2.1
Separation Agreement, dated December 21, 2012, by and between Altisource and the Issuer (filed as Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on December 28, 2012 and incorporated herein by reference).

99.1	Joint Filing Agreement, dated March 4, 2015, by and among William C. Erbey, E. Elaine Erbey, Salt Pond Holdings, LLC and Erbey Holding Corporation.

CUSIP No. 02153X108	Schedule 13D	Page 9 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned, the undersigned certifies that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Dated: March 4, 2015

/s/ William C. Erbey
William C. Erbey

/s/ E. Elaine Erbey
E. Elaine Erbey

Salt Pond Holdings, LLC

	By:	/s/ Salt Pond Holdings, LLC
William C. Erbey
		Title:	Member

Erbey Holding Corporation

	By:	/s/ William C. Erbey
William C. Erbey
		Title:	President